                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


    X      Annual Report Pursuant to Section 15(d) of the Securities
  -----    Exchange Act of 1934

           For the fiscal year ended December 31, 1994

                                      OR

           Transition Report Pursuant to Section 15(d) of the
  -----    Securities Exchange Act of 1934


           A. Full title of the plan and the address of the plan, if different from the issuer named below:

                               Aon Savings Plan

           B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Aon Corporation
                              123 N. Wacker Drive
                            Chicago, Illinois 60606

                                Aon SAVINGS PLAN

ITEM 1.  FINANCIAL STATEMENTS AND SCHEDULES

              INDEX TO AUDITED FINANCIAL STATEMENTS AND SCHEDULES
              ---------------------------------------------------

                                                                 Page
                                                                ------

     Report of Independent Auditors                                1


     Financial Statements:

          Statements of Net Assets Available
          for Plan Benefits at
          December 31, 1994 and 1993                               2

          Statements of Changes in Net Assets Available
          for Plan Benefits for the years ended
          December 31, 1994 and 1993                               3

     Notes to Financial Statements                                 4

     Financial Statement Schedules:

          Schedule I
          Assets Held for Investment as of
          December 31, 1994                                        9

          Schedule II
          Net Assets Available for Plan Benefits
          by Investment Program at December 31, 1994
          and 1993                                                20

          Schedule III
          Changes in Net Assets Available for Plan
          Benefits by Investment Program for the years
          ended December 31, 1994 and 1993                        22

          Schedule IV
          Transactions or Series of Transactions in
          Excess of 5% of the Current Value of Plan
          Assets for the year ended December 31, 1994             24

ITEM 2.   EXHIBITS

          Exhibit No.
          -----------

               23(a)  Consent of Ernst & Young, Independent Auditors

                         REPORT OF INDEPENDENT AUDITORS


The Participants and Administrative Committee
Aon Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of Aon Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 (Schedule I) and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1994 (Schedule IV), are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.

                                         /s/ Ernst & Young LLP

                                         ERNST & YOUNG LLP

June 9, 1995

                                 Aon SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                          December 31
                                                      ----------------------

                                                       1994             1993
                                                       ----             ----
ASSETS
- ------
Investments, at Fair Value (Notes 1,2, and 3):
  United States Government and
    Government Agency Issues                       $ 37,916,274     $ 38,959,918
  Corporate Bonds and Notes                           8,098,890        8,999,672
  Other Bonds                                           920,500        1,077,840
  Common Stocks:
    Aon Corporation                                 155,385,888      144,755,222
    Other                                            59,847,568       59,152,208
  Preferred Stocks                                    1,457,000        2,519,500
  Investments held in the Life of Virginia
   Series Funds, Inc.:
    Money Market Portfolio                           18,516,372                -
    Government Securities Portfolio                   3,777,576                -
    Total Return Portfolio                           19,848,878                -
    Common Stock Index Portfolio                     14,674,806                -
  Other Long-Term Investments                            25,288                -
  Short-Term Investments                              8,778,053       51,743,192
                                                   ------------     ------------

                                                    329,247,093      307,207,552
  Unallocated Guaranteed Insurance
    Contracts, at Contract Value                    135,532,699      113,047,429
                                                   ------------     ------------

     Total Investments                              464,779,792      420,254,981

Receivables:
  Contribution Receivable from Aon Corporation       13,629,906       13,349,681
  Contributions Receivable from Participants          1,006,213          817,524
  Loans Receivable                                      801,935        1,356,492
  Accrued Dividends and Interest                        946,466          937,530
  Due from Broker                                     5,732,153       14,041,460
                                                   ------------     ------------

     Total Receivables                               22,116,673       30,502,687
                                                   ------------     ------------

     Total Assets                                   486,896,465      450,757,668
                                                   ------------     ------------
LIABILITIES
- -----------
  Accounts Payable and Accrued Expenses                 127,980          128,253
                                                   ------------     ------------

     Total Liabilities                                  127,980          128,253
                                                   ------------     ------------

     Net Assets Available for Plan Benefits        $486,768,485     $450,629,415
                                                   ============     ============

See notes to financial statements.

                                 Aon SAVINGS PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                               Year Ended December 31
                                               ----------------------

                                                 1994           1993
ADDITIONS:                                       ----           ----
- ----------
Investment Income:
  Interest and Income from Unallocated
    Guaranteed Insurance Contracts          $ 13,771,237    $ 15,483,632
  Aon Corporation Dividends                    5,975,609       5,052,783
  Other Dividends                              3,475,361       1,620,968
                                            ------------    ------------
                                              23,222,207      22,157,383
Contributions:
   Aon Corporation                            13,629,906      13,349,681
   ESOP Diversification                           57,357          37,934
   Participants                               41,642,356      26,500,697
                                            ------------    ------------

                                              55,329,619      39,888,312
                                            ------------    ------------

                                              78,551,826      62,045,695
DEDUCTIONS:
- -----------
Benefits Paid to Participants                 33,754,528      39,828,741
Administrative Expenses                          935,718         764,604
Investment Expenses                              386,720         527,696
                                            ------------    ------------

                                              35,076,966      41,121,041
                                            ------------    ------------

                                              43,474,860      20,924,654
Net Realized and Unrealized
 Depreciation in Fair Value
 of Investments (Note 3)                      (7,335,790)     (5,124,711)
                                            ------------    ------------

Net Increases                                 36,139,070      15,799,943

Net Assets Available for Plan Benefits
  at Beginning of Year                       450,629,415     354,182,096
Plan Mergers                                           -      80,647,376
                                            ------------    ------------

Net Assets Available for Plan
 Benefits at End of Year                    $486,768,485    $450,629,415
                                            ============    ============

See notes to financial statements.

                               Aon SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                 1994 and 1993



1.   Description of Plan
     -------------------

     A.   General

     The Aon Savings Plan (the "Plan") was authorized by the Board of Directors of Aon Corporation (the "Company"). The Plan has been designed as a salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code").

     The Plan is subject to and is designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution profit sharing plans, specifically "Title I - Protection of Employee Benefits Rights" which includes regulatory provisions regarding reporting and disclosure, participation and vesting, funding, fiduciary responsibility, administration and enforcement. The minimum funding standards of Title I do not, however, apply to the Plan.

     B.   Plan Changes

     On July 1, 1994, the Plan introduced three new investment options, the Government Securities Fund, the Common Stock Index Fund and the Total Return Fund. These new funds along with the Money Market Fund are invested in the portfolios of the Life of Virginia Series Funds, Inc., an affiliated registered investment company. Also effective on July 1, 1994, the Balanced Fund has become a closed fund and will no longer accept new monies.

     C.   Plan Mergers and Transfer of Assets

     Effective January 1, 1993, the Savings and Investment Plan for the Employees of Frank B. Hall & Co. Inc. (the "FBH Plan") was merged into the Aon Savings Plan. All assets and liabilities of the FBH Plan were transferred to the Aon Savings Plan as of January 1, 1993. Participants of the FBH Plan immediately became Participants in the Aon Savings Plan and were given the option to select the Aon Savings Plan investment funds in which their participant balances would be invested. Of the six funds that existed in the FBH Plan, the Reliance Group Holdings, Inc. Common Stock Fund and the Frank B. Hall and Co. Inc. Preferred Stock Fund were continued in the Aon Savings Plan. Effective January 1, 1993, Participants could not elect to have current contributions invested in these two funds. On January 22, 1993, Prometheus Funding Corporation, formerly Frank B. Hall & Co. Inc., announced the redemption of the Frank B. Hall & Co. Inc. Series B Cumulative Preferred Stock ("FBH Preferred Stock"). Participants in the Plan who had invested in the FBH Preferred Stock could either convert the preferred stock to 1) common stock of Reliance Group Holdings, Inc. at a conversion ratio of 9.08 common shares for every preferred share or 2) cash in the amount of $53.2853 per share to be invested in the remaining fund options. Those Participants who had invested in the Reliance Group Holdings, Inc. Common Stock Fund immediately before the plan merger may continue to invest that portion of their account balance in that fund subsequent to the plan merger.

     Effective July 1, 1993, the Salary Deferral Thrift Plan for the Employees of Booke & Company (the "Booke Plan") was merged into the Plan. Participants of the Booke Plan immediately became Participants in the Aon Savings Plan. All assets and liabilities of the Booke Plan were transferred to the Aon Savings Plan as of July 1, 1993.

     Effective August 1, 1993, the K and K Insurance Agency, Inc. 401(k) Profit Sharing Trust (the "K and K Plan") was merged into the Plan. Participants of the K and K Plan immediately became Participants in the Aon Savings Plan. All assets and liabilities of the K and K Plan were transferred to the Aon Savings Plan as of August 1, 1993.

     D.   Eligibility and Participation

     Participation in the Plan is limited to employees who have completed one year of service and attained the age of 21 or employees who were eligible under another Plan that was merged into the Aon Savings Plan. An employee must be employed in the United States on a permanent basis in order to participate.

     E.   Contributions

     Participant - Participant contributions are made by means of regular
     -----------
     payroll deductions. Non-highly compensated Participants, as defined by the Code, may elect to make contributions of between 2% and 10% of their compensation, as defined by the Plan. Highly compensated participants, as defined by the Code, may elect to make contributions of between 2% and 6% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed under the Tax Reform Act of 1986. Accordingly, the maximum Participant contribution was $9,240 and $8,994 in 1994 and 1993, respectively.

     Company - The Company will contribute an amount equal to 100% of a
     -------
     Participant's contributions, on the first 3% of compensation contributed for the year. The Plan requires that a Participant be actively employed and contributing to the Plan as of the last day of the Plan year in order to receive a company contribution.

     F.   Investment Provisions

     Contributions to the Plan may be invested in one or more of the following investment funds:

          Money Market Fund - Invested principally in shares of the Money Market
          -----------------
          Portfolio of the Life of Virginia Series Funds, Inc., an affiliated registered investment company. The portfolio invests in various types of good quality money market securities including certificates of deposit, commercial paper, U.S. Treasury and Agency securities and other similar instruments.

          Aon Stock Fund - Invested principally in common stock of the Company
          --------------
          that is purchased on the open market or in private transactions. At December 31, 1994, 32% of the net assets available for plan benefits were invested in the Company's common stock.

          Investment Contract Fund - Invested principally in unallocated
          ------------------------
          guaranteed insurance contracts and short-term investment funds. During 1994 and 1993, Fidelity Management Trust Company ("Investment Manager") was the Investment Manager for this Fund. In 1995, members of the Company's Investment Department became managers of this Fund. The Investment Manager is a fiduciary within the meaning of ERISA
          Section 3(21). Certain restrictions and penalties may apply with regard to the termination of unallocated guaranteed insurance contracts prior to the scheduled maturity date.

          Government Securities Fund - Invested principally in shares of the
          --------------------------
          Government Securities Portfolio of the Life of Virginia Series Fund, Inc. The portfolio invests in intermediate and long-term debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

          Total Return Fund - Invested principally in shares of the Total
          -----------------
          Return Portfolio of the Life of Virginia Series Funds, Inc. The portfolio invests in equities, fixed income and money market instruments.

          Common Stock Index Fund - Invested principally in shares of the
          -----------------------
          Common Stock Index Portfolio of the Life of Virginia Series Funds, Inc. The investment objective of the portfolio is to replicate the total return of the S&P 500 Index through investment in common stocks traded on the New York Stock Exchange and the American Stock Exchange and, to a limited extent, in the over-the-counter markets.

     The Plan's net assets available for plan benefits and changes in net assets available for plan benefits by investment program are set forth on Schedules II and III, respectively, and are incorporated herein by reference.

     G.   Account Balances

     Each Participant's account is credited with the Participant's contribution and an allocation of a) the Company's contribution, b) Plan earnings, and
     c) Forfeitures of terminated Participants' non-vested accounts.

     Participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of Plan Service. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was $344,106 and $667,438 for 1994 and 1993, respectively.

     On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account and/or monthly installments over a period not to exceed ten years.

     H.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.


     I.  Loan Administration

     Under the Aon Savings Plan, participants do not have the ability to borrow from their accounts. Prior to the plan mergers, the FBH Plan, the Booke Plan and the K and K Plan permitted Participants to borrow from the vested portion of their account. At the date of merger, Participants under the former plans could no longer borrow from the vested portion of their account. However, the Plan will continue to administer those loans that existed prior to the mergers.

     J.  Summary Plan Description

     Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     A.  Investments

     Investments except for unallocated guaranteed insurance contracts, are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Investments in unallocated guaranteed insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less any administrative charges. The Plan believes contract value approximates fair value.

     Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

     B.  Operating Expenses

     Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company at its discretion, may decide to pay such expenses. Administrative expenses include $936,000 and $765,000 in 1994 and 1993, respectively, paid to subsidiaries of the Company.


3.   Investments
     -----------

     The Northern Trust Company is the custodian of the Plan assets and Trustee for the Aon Stock Fund. The remaining Trustees for the Plan are members of the Company's Investment Department and they have been given the discretion and authority to manage the investments. The Trustees are named fiduciaries under ERISA.

     The net realized and unrealized appreciation (depreciation) in fair value of Plan investments are as follows:

                                            1994              1993
                                           ------            ------

     United States Government and
      Government Agency Issues         $ (2,790,665)    $  2,507,978
     Corporate Bonds and Notes           (1,100,782)         920,199
     Other Bonds                           (414,695)         155,335
     Common Stock:
      Aon Corporation                    (1,386,014)     (16,423,437)
      Other                                (816,886)       7,373,482
     Preferred Stocks                      (632,935)         340,950
     Investment held in the Life
      of Virginia Series Funds,
      Inc.:
      Money Market Portfolio                (96,974)               -
      Government Securities
       Portfolio                           (152,200)               -
      Total Return Portfolio               (106,017)               -
      Common Stock Index
       Portfolio                            161,039                -
     Unallocated Guaranteed
      Insurance Contracts                       339            1,782
                                       ------------     ------------

                                       $ (7,335,790)    $ (5,124,711)
                                       ============     ============


     The aggregate cost of investments was $412,490,537 and $358,158,986 at December 31, 1994 and 1993, respectively.

     The following investments exceed 5% of the Plan's net assets available for plan benefits:

                                                 December 31
                                               ---------------

                                           1994             1993
                                          ------           ------
     Aon Corporation, Common Stock     $155,385,888     $144,755,222

     Short-Term Investment Fund,
      Collective Trust Funds of
      The Northern Trust Company                  -       51,700,063


     The Plan has unallocated guaranteed insurance contracts with a contract value of $18,817,867 that are issued by insurance subsidiaries of the Company.

     On August 12, 1994, the Canadian and United States insurance regulators assumed control of Confederation Life Insurance Company to protect policyholders and other creditors. The investment contract with Confederation Life is accounted for at contract value as of August 12, 1994 in the amount of $8,937,801, and interest on the contract is no longer being accrued. The benefit responsiveness of the contract has been limited to normal retirement, death, disability and hardship. Other withdrawals for employee terminations, loans and transfers will not be permitted.


4.   Federal Income Taxes
     --------------------

     On September 14, 1994, the Plan has requested a determination letter with respect to the 1) mergers of the FBH Plan, the Booke Plan, and the K and K Plan, 2) change in the percentage of compensation relating to participant contributions made by highly and non-highly compensated participants, and
     3) changes made to Code Section 402 relating to rollovers made to employees as a result of The Unemployment Compensation Act of 1992. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                                                      Schedule I

                          Aon SAVINGS PLAN
                     ASSETS HELD FOR INVESTMENT
                          December 31, 1994

Schedule I represents the investments of the Aon Savings Plan. The investments are allocated to the various investment funds in which the Plan's Participants may elect to invest their funds. Schedule II, following on page 20, represents the composition of these investment funds for the Aon Savings Plan.


                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
Money Market Fund
- -----------------
Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     Money Market Portfolio                                  1,820,686     $       18,616,138     $       18,516,372

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                     $          303,100                303,100                303,100
                                                                                 ------------           ------------
Total Money Market Fund                                                    $       18,919,238     $       18,819,472
                                                                                 ============           ============
Balanced Fund
- -------------
Common Stock

     Advanta Corporation
     Class A Common Stock, $.01 par                              5,000     $          153,453     $          131,250

     Alco Standard Corporation
     Common Stock, No par                                       19,300                672,746              1,211,075

     American General Corporation
     Common Stock, $1.50 par                                    28,000                440,755                791,000

     American International Group, Inc.
     Common Stock, $2.50 par                                    11,000                412,611              1,078,000

     American Stores Company
     Common Stock, $1.00 par                                    41,600                591,287              1,118,000

     American Telephone & Telegraph
     Common Stock                                               11,000                610,225                551,375

     Amli Residential Properties
     Common Stock, $0.01 par                                    25,000                512,500                468,750

     Amoco Corporation
     Common Stock, no par                                       11,100                612,514                656,288

     Anheuser Busch Companies, Inc.
     Common Stock, $1.00 par                                     7,500                371,783                381,563


                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
     Aptargroup, Inc.
     Common Stock, $0.01 par                                2,000          $           51,000     $           57,500

     Archer-Daniels-Midland Co.
     Common Stock, No par                                  90,956                     668,854              1,875,973

     Avery Dennison Corporation
     Common Stock, $1.00 par                               24,000                     676,413                852,000

     Barnes & Noble
     Common Stock, $.001 par                               21,800                     612,262                681,250

     Bay Apartment Communities Inc.
     Common Stock                                           5,000                     100,000                100,625

     Becton, Dickinson and Co.
     Common Stock, $1.00 par                               15,000                     486,772                720,000

     Boeing Company
     Capital Stock, $5.00 par                              18,000                     802,131                846,000

     Briggs & Stratton Corporation
     Capital Stock, $3.00 par                              20,000                     297,175                655,000

     Colonial Properties Trust
     Common Stock, $.01 par                                17,000                     391,000                382,500

     Comcast Corp
     Class A Special Common Stock                           4,000                      62,000                 62,752

     Compuware Corporation
     Common Stock, $.01 par                                25,000                     596,100                900,000

     Crown Cork & Seal Co., Inc.
     Common Stock, $5.00 par                               35,000                     411,469              1,321,250

     CSX Corporation
     Common Stock, $1.00 par                               12,200                     597,046                849,425

     CUC International, Inc.
     Common Stock, $.01 par                                20,000                     658,410                665,000

     Dayton-Hudson Corporation
     Common Stock, $1.00 par                               13,000                     824,751                919,750

     DeBartolo Realty Corporation
     Common Stock                                          35,000                     516,250                525,000

     Dentsply International Inc.
     Common Stock                                           6,000                     211,500                189,000

     Walt Disney Productions
     Common Stock, $.025 par                                2,000                      79,245                 92,000

     Du Pont, E.I. DeNemours & Co.
     Common Stock, $5.00 par                               16,500                     441,719                926,063


                                                         Number of Shares
                                                         ----------------
Issue                                                    Principal Amount           Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
     Duke Realty Investment Inc.
     Common Stock                                             10,000       $          252,500     $          282,500

     Enron Global Power & Pipeline
     Common Stock                                              6,500                  158,393                143,000

     Equity Residential Properties
     Common Stock, $.01 par                                   20,100                  522,600                603,000

     Federal Realty Investment Trust
     Share of Beneficial Interest, No par                     33,000                  858,000                680,625

     First Financial Management Corporation
     Common Stock, $.10 par                                   11,000                  591,342                677,875

     First Industrial Realty Trust Inc.
     Common Stock                                             16,000                  376,000                312,000

     Fruit of the Loom, Inc.
     Class A Common Stock                                     19,000                  516,515                513,000

     GTE Corporation
     Common Stock, $3.33 1/3 par                              20,000                  645,277                607,500

     Glimcher Realty Trust
     Common Stock                                             20,000                  405,000                437,500

     Greenfield Industries, Inc.
     Common Stock                                             10,000                  197,500                240,000

     Groupo Mexicano De Desarrollo
     Common Stock, ADR Ser B                                   7,000                  119,000                 53,375

     Groupo Mexicano De Desarrollo
     Common Stock, ADR Rep Ser L                               8,037                  135,659                 71,328

     Groupo Televisa
     Common Stock, Rep Ord 144A                               15,600                  998,400                495,300

     Harcourt General, Inc.
     Common Stock, $1.00 par                                  25,000                  509,672                881,250

     Harley Davidson, Inc.
     Common Stock, $.01 par                                   31,600                  657,177                884,800

     Health & Retirement Properties Trust
     Common Stock, $.01 par                                   12,000                  174,000                160,500

     Healthcare Realty Trust
     Common Stock                                             20,000                  427,500                420,000

     Health Care REIT, Inc.
     Common Stock, $1.00 par                                  23,000                  572,076                460,000

     Honeywell, Inc.
     Common Stock, $1.50 par                                  22,000                  472,960                693,000


                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
     Horizon Outlet Centers, Inc.
     Common Stock, $.01 par                                24,000          $          592,416     $          627,000

     ITT Corporation
     Common Stock, $1.00 par                               10,800                     529,754                957,150

     Illinois Tool Works, Inc.
     Common Stock, $3.33 1/3 par                           10,200                     379,884                446,250

     Information Resources, Inc.
     Common Stock, $.01 par                                 9,500                     363,800                130,625

     Insignia Financial Group A
     Common Stock, $.01 par                                 9,500                     160,750                191,188

     Integrated Device Technology, Inc.
     Common Stock, $.001 par                               32,000                     429,100                948,000

     Integrated Health Services, Inc.
     Common Stock, $.001 par                               17,200                     494,345                679,400

     Interim Services Inc.
     Common Stock                                          10,000                     228,750                246,250

     Itron, Inc.
     Common Stock, no par                                   7,500                     101,250                151,875

     Johnson & Johnson
     Common Stock, $1.00 par                               19,000                     822,685              1,040,250

     Jones Intercable Investment
     Class A Common Stock                                   2,300                      25,098                 25,013

     Keane Inc.
     Common Stock, $0.10 par                                7,000                     136,500                166,250

     Leggett & Platt, Inc.
     Common Stock, $1.00 par                                7,200                     334,019                252,000

     Litton Industries, Inc.
     Common Stock, $1.00 par                               15,000                     240,877                555,000

     Macerich Company
     Common Stock                                           5,000                      95,000                106,875

     Mobil Corporation
     Common Stock, $3.75 par                                8,500                     569,160                716,125

     Motorola, Inc.
     Common Stock, $3.00 par                               20,600                     950,161              1,194,800

     National Wireless Holdings, Inc.
     Common Stock                                           9,200                     115,000                 83,950

     Nationsbank Corporation
     Common Stock, $2.50 par                               15,000                     623,598                676,875

                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
     NBD Bancorp, Inc.
     Common Stock, $6.25 par                                34,500             $      616,936          $     944,437

     Northern Border Partners L.P.
     Common Stock, $.01 par                                 20,700                    520,022                429,525

     Oasis Residential, Inc.
     Common Stock, $.01 par                                  7,000                    152,250                171,500

     Omega Healthcare Investor, Inc.
     Common Stock                                           39,000                    945,750                940,875

     Parker Hannifin Corporation
     Common Stock, no par                                   17,000                    520,973                773,500

     Pepsico, Inc.
     Common Stock, $.05 par                                 15,000                    594,000                543,750

     Philip Morris Companies, Inc.
     Common Stock, $1.00 par                                19,000                  1,157,850              1,092,500

     Proctor & Gamble Company
     Common Stock, No par                                    5,500                    303,358                341,000

     Rayonier Incorporated
     Common Stock                                            2,700                     48,190                 82,350

     Reptron Electronics, Inc.
     Common Stock                                           37,000                    481,000                328,375

     Royal Dutch Petroleum Co.
     5 Guilders par                                          7,500                    598,840                808,125

     Schering-Plough Corporation
     Common Stock, $1.00 par                                14,000                    817,569              1,036,000

     Sherwin-Williams Co.
     Common Stock, $6.25 par                                40,000                    641,914              1,335,000

     Storage USA Incorporated
     Common Stock                                           14,000                    364,000                385,000

     Summit Properties Incorporated
     Common Stock                                           20,000                    380,000                385,000

     Tele-Communications, Inc.
     Class A Common Stock, $1.00 par                        35,000                    702,795                761,250

     Temple Inland Inc.
     Common Stock, $1.00 par                                20,000                    622,804                902,500

     Time Warner, Inc.
     Common Stock, $1.00 par                                18,000                    669,580                632,250

     Tommy Hilfiger Corporation
     Common Stock, $.01 par                                 14,800                    448,000                667,850


                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost                 Fair Value
- --------------------------------------------------------------------------------------------------------------------
     Tucker Properties Corporation
     Common Stock, $.001 par                                10,000              $     180,000          $     127,500

     Unilever N.V.
     4 Guilders par                                          8,000                    773,964                932,000

     US Robotics Corporation
     Common Stock, $.01 par                                 19,000                    606,100                821,750

     U.S. West, Inc.
     Common Stock, no par                                   18,000                    796,290                641,250

     United Video Satellite Group, Inc.
     Class A Common Stock, $.01 par                         28,600                    431,503                686,400

     US Life Corporation
     Common Stock, $1.00 par                                25,000                    715,859                871,875

     Viacom Inc.
     Class A Common Stock                                      672                    108,308                 27,972

     Viacom Inc.
     Class B Common Stock                                    5,092                    103,628                207,499

     Viacom Contingent Value
     Common Stock                                            8,400                      9,360                  9,450

     Warnaco Group, Inc.
     Class A Common Stock, $.01 par                         26,600                    430,137                458,850

     Watsco, Inc.
     Class A Common Stock                                    8,000                    127,480                133,000

     Watson Pharmaceuticals, Inc.
     Common Stock, $.0033 par                               12,000                    352,754                315,000

     Western Atlas Inc.
     Common Stock                                           15,000                    307,326                564,375

     Xerox Corporation
     Common Stock, $1.00 par                                 9,000                    462,832                891,000
                                                                                 ------------           ------------
Total Common Stock                                                                 44,635,061             56,068,526
                                                                                 ------------           ------------
Preferred Stock

     Prime Retail Inc.
     Series B
     Convertible Preferred Stock                            35,000                    875,000                665,000

     Property Trust Company of America
      Series A
     7% Convertible Preferred Stock                         36,000                    900,000                792,000
                                                                                 ------------           ------------
Total Preferred Stock                                                               1,775,000              1,457,000
                                                                                 ------------           ------------

                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
U.S. Government and Government
   Agency Issues

     Federal National Mortgage Association
     Series SM-2002-J
     7.3% Debenture due 10/28/2002
     Registered                                     $        4,500,000     $        4,500,000     $        4,220,145

     U.S. Treasury, Series A-2001
     7.75% Note due 2/15/2001                                3,500,000              3,449,688              3,486,875

     U.S. Treasury, Series F-1999
     7% Note due 4/15/1999                                   3,550,000              3,509,937              3,440,163

     U.S. Treasury, Series N-1997
     6.375% Note due 6/30/1997                                 750,000                762,656                726,563

     U.S. Treasury, Series C-2001
     7.875% Note due 8/15/2001                               3,000,000              3,000,000              3,006,570

     U.S. Treasury, Series L
     6.875% Note due 4/30/1997                               3,550,000              3,551,570              3,483,438

     U.S. Treasury, Series D-2000
      8.5% Note due 11/15/2000                               1,000,000              1,029,063              1,031,250

     U.S. Treasury
      5.875% Note due 5/31/1996                              2,000,000              2,004,375              1,956,260

     U.S. Treasury
      4.25% Note due 12/31/1995
      Registered                                             2,000,000              2,000,156              1,941,880

     U.S. Treasury
      4.25% Note due 11/30/1995
      Registered                                            13,000,000             13,014,453             12,658,750

     U.S. Treasury, Series D-2001
     7.5% Note due 11/15/2001                                2,000,000              2,015,156              1,964,380
                                                                                -------------          -------------
Total U.S. Government and
   Government Agency Issues                                                        38,837,054             37,916,274
                                                                                -------------          -------------
Corporate Bonds and Notes

     Archer-Daniels-Midland Co.
     8.875% Bond due 4/15/2011,
     Registered                                              1,000,000                994,860              1,029,120

     Associates Corp of North America
     7.77% Note due 3/9/1999                                 1,000,000              1,000,000                974,640

     Dow Chemical Company
     9.35% Note due 3/15/2002,
     Registered                                              1,000,000                998,000              1,042,580


                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
     Du Pont, E.I. DeNemours & Co.
     6% Debenture due 12/1/2001,
     Registered                                     $        1,000,000     $          736,250     $          883,750

     General Motors Acceptance Corporation
     6% Debenture due 4/1/2011,
     Registered                                                750,000                542,505                564,375

     Hillenbrand Industries, Inc.
     8.5% Bond due 12/1/2011,
     Registered                                                500,000                499,495                490,815

     Hydro Quebec Electric
     7.74% Medium Term Note due 2/26/1999                    1,000,000                998,925                975,860

     Liberty Property Trust
     8% Convertible Sub Debenture due 7/1/2001,
     Registered                                                200,000                200,000                194,000

     Monsanto Defined Contribution & Employee
     Stock Ownership Trust
     8.13% Debenture due 12/15/2006                          1,000,000              1,000,000                976,070

     Norfolk Southern Railway Equipment Trust
     Series B
     8% Certificate due 3/1/2006                             1,000,000                949,230                967,680
                                                                                 ------------           ------------
Total Corporate Bonds and Notes                                                     7,919,265              8,098,890
                                                                                 ------------           ------------
Other
     Hydro-Quebec Canada
     8% Non-Callable Debenture
     due 2/1/2013                                            1,000,000                994,860                920,500

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                              2,194,428              2,194,428              2,194,428
                                                                                 ------------           ------------
Total Balanced Fund                                                        $       96,355,668     $      106,655,618
                                                                                 ============           ============
Aon Stock Fund
- --------------
Common Stock

     Aon Corporation
     Common Stock, $1.00 par                                 4,855,809     $      109,536,314     $      155,385,888

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                     $          225,765                225,765                225,765
                                                                                 ------------           ------------
Total Aon Stock Fund                                                       $      109,762,079     $      155,611,653
                                                                                 ============           ============


                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
Investment Contract Fund
- ------------------------
Unallocated Insurance Contracts

     Canada Life Assurance Company
     Contract #P45672
     6.05% due 10/16/1997                           $        2,024,286     $        2,024,286     $        2,024,286

     Combined Insurance Co. of America
     Contract  #CG1000
     7.12% due 9/30/96, 6/30/99                              8,260,443              8,260,443              8,260,443

     Commonwealth Life Insurance Co.
     Contract #ADA00551FR
     5.35% due 6/30/95, 6/30/98                              5,242,784              5,242,784              5,242,784

     Commonwealth Life Insurance Co.
     Contract #ADA00395FR
     8.58% due 6/30/1996                                     7,816,011              7,816,011              7,816,011

     Confederation Life Insurance Co.
     Contract #62718
     6.96% due 3/31/1998                                     8,937,801              8,937,801              8,937,801

     Connecticut General Life
     Insurance Company, IN-16017
     9.832% due 12/20/1995, 12/20/1996                       8,109,110              8,109,110              8,109,110

     Connecticut General Life
     Insurance Company, #0025125
     8.13% due 1/2/1996                                      6,663,304              6,663,304              6,663,304

     Continental Assurance Co.
     Contract #GP-12736
     5.58% due 1/2/1995                                      1,825,802              1,825,802              1,825,802

     Hartford Life Insurance Co.
     Contract #GA-9102
     8.37% due 6/30/1995, 12/31/1995                        13,581,302             13,581,302             13,581,302

     The Life Insurance Company of Georgia
     Contract #GA 289
     6.7% due 6/30/1997                                     11,729,843             11,729,843             11,729,843

     The Life Insurance Company of Virginia
     Contract #GS2753
     5.67% due 9/30/98                                      10,557,424             10,557,424             10,557,424

     Metropolitan Life Insurance Co.
     Contract #13272
     6.53% due 12/31/1997                                   11,673,797             11,673,797             11,673,797

     New York Life Insurance Co.
     Contract #GA06068
     8.1% due 1/2/1996                                       2,876,382              2,876,382              2,876,382


                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
     Pacific Mutual Life Insurance Co.
     Contract #G25899-01
     6.36% due 12/31/1995                           $        9,963,051     $        9,963,051     $        9,963,051

     Protective Life Insurance Company
     Contract # GR-9039
     7.36% due 3/31/99                                       4,068,817              4,068,817              4,068,817

     Provident Life & Accident Insurance Co.
     Contract #627-05641
     5.79% due 12/31/98                                      4,438,386              4,438,386              4,438,386

     Prudential
     Contract #6458
     5.20% due 6/30/95, 6/30/98                             10,512,697             10,512,697             10,512,697

     Sun Life Insurance Co.
     Contract #GICFA-484
     6.02% due 12/31/98                                      4,460,692              4,460,692              4,460,692

     Travelers Insurance Co.
     Contract #GR-9039
     6.6%, Reset annually                                    2,790,767              2,790,767              2,790,767
                                                                              ---------------        ---------------
Total Unallocated Guaranteed Insurance Contracts                                  135,532,699            135,532,699
                                                                              ---------------        ---------------
Other

     Continental Bank Real Estate Fund #1                            1                  1,950                  2,924

      Wachovia Real Estate Fund                                     54                 40,735                 22,364
                                                                              ---------------        ---------------
                                                                                       42,685                 25,288
                                                                              ---------------        ---------------
Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                              4,526,451              4,526,451              4,526,451

     CF Continental Short-Term Investors
     II Fund                                                         1                      1                      1

     Wachovia Bank of North Carolina
     Cash                                                          211                    211                    211
                                                                              ---------------        ---------------
Total Short-Term Investments                                                        4,526,663              4,526,663
                                                                              ---------------        ---------------
Total Investment Contract Fund                                             $      140,102,047     $      140,084,650
                                                                              ===============        ===============
Reliance Group Holdings Common Stock Fund
- -----------------------------------------
Common Stock

      Reliance Group Holdings, Inc.
      Common Stock, $.10 par                                   728,490     $        7,424,967     $        3,779,042


                                                       Number of Shares
                                                       ----------------
Issue                                                  Principal Amount             Cost              Fair Value
- --------------------------------------------------------------------------------------------------------------------
Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                     $          604,347     $          604,347     $          604,347
                                                                                -------------          -------------
Total Reliance Group Holdings Common Stock Fund                            $        8,029,314     $        4,383,389
                                                                                =============          =============
Government Securities Fund
- --------------------------
Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     Government Securities Portfolio                           397,221     $        3,929,777     $        3,777,576

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                     $          325,388                325,388                325,388
                                                                                -------------          -------------
Total Government Securities Fund                                           $        4,255,165     $        4,102,964
                                                                                =============          =============
Total Return Fund
- -----------------
Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     Total Return Portfolio                                  1,481,260     $       19,954,895     $       19,848,878

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                     $          261,175                261,175                261,175
                                                                                -------------          -------------
Total Total Return Fund                                                    $       20,216,070     $       20,110,053
                                                                                =============          =============
Common Stock Index Fund
- -----------------------
Mutual Fund

     Investments held in the Life of Virginia
     Series Funds, Inc.:
     Common Stock Index Portfolio                              933,512     $       14,513,770     $       14,674,806

Short-Term Investments

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company                     $          337,187                337,187                337,187
                                                                                -------------          -------------
Total Common Stock Index Fund                                              $       14,850,957     $       15,011,993
                                                                                =============          =============
Total Investments                                                          $      412,490,537     $      464,779,792
                                                                                =============          =============

                                                                     Schedule II

                               Aon SAVINGS PLAN
         NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                               DECEMBER 31, 1994

                                                       Money                            Aon          Investment        RGH
ASSETS                                                 Market         Balanced         Stock          Contracts     Common Stock
- ------                                             --------------  --------------  --------------  --------------  --------------
Investments, at Fair Value:
  United States Government and
    Government Agency Securities                                   $   37,916,274
  Corporate Bonds and Notes                                             8,098,890
  Other Bonds                                                             920,500
  Common Stocks:
   Aon Corporation                                                              -  $  155,385,888
   Other                                                               56,068,526               -                  $    3,779,042
  Preferred Stocks                                                      1,457,000               -                               -
  Investments held in the Life
    of Virginia Series Funds, Inc.:
   Money Market Portfolio                         $    18,516,372               -               -                               -
   Government Securities Portfolio                              -               -               -                               -
   Total Return Portfolio                                       -               -               -                               -
   Common Stock Index Portfolio                                 -               -               -                               -
  Other Long-Term Investments                                   -               -               - $        25,288               -
  Short-Term Investments                                  303,100       2,194,428         225,765       4,526,663         604,347
                                                   --------------  --------------  --------------  --------------  --------------
                                                       18,819,472     106,655,618     155,611,653       4,551,951       4,383,389

  Unallocated Guaranteed Insurance Contracts,
    at Contract Value                                           -               -               -     135,532,699               -
                                                   --------------  --------------  --------------  --------------  --------------
       Total Investments                               18,819,472     106,655,618     155,611,653     140,084,650       4,383,389

Receivables:
  Contribution Receivable from Aon Corporation            849,153               -       4,993,846       2,969,163               -
  Contributions Receivable from Participants               52,546          (2,256)        358,537         229,227               -
  Loans Receivable                                              -               -               -               -               -
  Accrued Dividends and Income                              1,016         819,586           3,788          56,060          62,368
  Due from Broker                                               -               -               -       5,732,153               -
  Fund Transfers                                         (199,917)         (1,995)        111,741         204,029        (383,086)
                                                   --------------  --------------  --------------  --------------  --------------
       Total Receivables                                  702,798         815,335       5,467,912       9,190,632        (320,718)
                                                   --------------  --------------  --------------  --------------  --------------
       Total Assets                                    19,522,270     107,470,953     161,079,565     149,275,282       4,062,671
                                                   --------------  --------------  --------------  --------------  --------------
LIABILITIES
- -----------

  Accounts Payable and Accrued Expenses                     4,047           1,761           2,544         116,286           2,950
                                                   --------------  --------------  --------------  --------------  --------------
       Net Assets Available for Plan Benefits     $    19,518,223 $   107,469,192 $   161,077,021 $   149,158,996 $     4,059,721
                                                   ==============  ==============  ==============  ==============  ==============
                                                     Government         Total          Common           Loan
ASSETS                                               Securities        Return        Stock Index       Account          Total
- ------                                             --------------  --------------  --------------  --------------  --------------
Investments, at Fair Value:
  United States Government and
    Government Agency Securities                                                                                  $    37,916,274
  Corporate Bonds and Notes                                                                                             8,098,890
  Other Bonds                                                                                                             920,500
  Common Stocks:
   Aon Corporation                                                                                                    155,385,888
   Other                                                                                                               59,847,568
  Preferred Stocks                                                                                                      1,457,000
  Investments held in the Life
    of Virginia Series Funds, Inc.:
   Money Market Portfolio                                                                                              18,516,372
   Government Securities Portfolio               $      3,777,576                                                       3,777,576
   Total Return Portfolio                                       - $    19,848,878                                      19,848,878
   Common Stock Index Portfolio                                 -               - $    14,674,806                      14,674,806
  Other Long-Term Investments                                   -               -               -                          25,288
  Short-Term Investments                                  325,368         261,175         337,187                       8,778,053
                                                   --------------  --------------  --------------  --------------  --------------
                                                        4,102,964      20,110,053      15,011,993                     329,247,093

  Unallocated Guaranteed Insurance Contracts,
    at Contract Value                                           -               -               -                     135,532,699
                                                   --------------  --------------  --------------  --------------  --------------
       Total Investments                                4,102,964      20,110,053      15,011,993                     464,779,792

Receivables:
  Contribution Receivable from Aon Corporation          1,439,387       1,087,647       2,290,710                      13,629,906
  Contributions Receivable from Participants              101,717          78,926         187,516                       1,006,213
  Loans Receivable                                              -               -               - $       801,935         801,935
  Accrued Dividends and Income                              1,169           1,069           1,410               -         946,466
  Due from Broker                                               -               -               -               -       5,732,153
  Fund Transfers                                           39,995          90,201         139,032               -               0
                                                   --------------  --------------  --------------  --------------  --------------
       Total Receivables                                1,582,268       1,257,843       2,618,668         801,935      22,116,673
                                                   --------------  --------------  --------------  --------------  --------------
       Total Assets                                     5,685,232      21,367,896      17,630,661         801,935     486,896,465
                                                   --------------  --------------  --------------  --------------  --------------
LIABILITIES
- -----------

  Accounts Payable and Accrued Expenses                      (15)             246             161               -         127,980
                                                   --------------  --------------  --------------  --------------  --------------
       Net Assets Available for Plan Benefits     $     5,685,247 $    21,367,650 $    17,630,500 $       801,935 $   486,768,485
                                                   ==============  ==============  ==============  ==============  ==============

                                                                     Schedule II

                               Aon SAVINGS PLAN
         NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                               DECEMBER 31, 1993

                                                                                                      Guaranteed        RGH
                                                  Money Market       Balanced        Aon Stock         Contract     Common Stock
ASSETS                                               Fund A           Fund B           Fund C           Fund D         Fund E
- ------                                            ------------    -------------    -------------    -------------   ------------
Investments, at Fair Value:
   United States Government and
     Government Agency Securities                                 $  38,959,918
   Corporate Bonds and Notes                                          8,999,672
   Other Bonds                                                        1,077,840
   Common Stocks:
    Aon Corporation                                                           -    $ 144,755,222
    Other                                                            51,403,952                -    $      43,129    $ 7,748,256
   Preferred Stocks                                                   2,519,500                -                               -
   Short-Term Investments                         $ 17,603,217       19,082,390        1,530,542       12,872,357        611,557
                                                  ------------    -------------    -------------    -------------    -----------

                                                    17,603,217      122,043,272      146,285,764       12,915,486      8,359,813

   Unallocated Guaranteed Insurance Contracts,
    at Contract Value                                        -                -                -      113,047,429              -
                                                  ------------    -------------    -------------    -------------    -----------

        Total Investments                           17,603,217      122,043,272      146,285,764      125,962,915      8,359,813

Receivables:
   Contribution Receivable from Aon Corporation        967,307        3,898,282        5,184,303        3,299,789              -
   Contributions Receivable from Participants           55,827          245,960          331,881          183,856              -
   Loans Receivable                                          -                -                -                -              -
   Accrued Dividends and Income                         46,614          698,534            4,814          107,825         79,743
   Due from Broker                                           -                -                -       14,041,460              -
   Fund Transfers                                     (260,122)         150,381          200,071          122,166       (212,496)
                                                  ------------    -------------    -------------    -------------    -----------

        Total Receivables                              809,626        4,993,157        5,721,069       17,755,096       (132,753)
                                                  ------------    -------------    -------------    -------------    -----------

        Total Assets                                18,412,843      127,036,429      152,006,833      143,718,011      8,227,060
                                                  ------------    -------------    -------------    -------------    -----------

LIABILITIES
- -----------
   Accounts Payable and Accrued Expenses                     -                -                -          128,253              -
                                                  ------------    -------------    -------------    -------------    -----------

        Net Assets Available for Plan Benefits    $ 18,412,843    $ 127,036,429    $ 152,006,833    $ 143,589,758    $ 8,227,060
                                                  ============    =============    =============    =============    ===========
                                                        FBH
                                                  Preferred Stock     Loan
ASSETS                                                 Fund F        Account          Total
- ------                                              -----------    -----------    -------------
Investments, at Fair Value:
   United States Government and
     Government Agency Securities                                                 $  38,959,918
   Corporate Bonds and Notes                                                          8,999,672
   Other Bonds                                                                        1,077,840
   Common Stocks:
    Aon Corporation                                                                 144,755,222
    Other                                                                            59,195,337
   Preferred Stocks                                                                   2,519,500
   Short-Term Investments                                                            51,700,063
                                                    -----------    -----------    -------------

                                                             -                      307,207,552

   Unallocated Guaranteed Insurance Contracts,
    at Contract Value                                                               113,047,429
                                                    -----------    -----------    -------------

        Total Investments                                    -                      420,254,981

Receivables:
   Contribution Receivable from Aon Corporation                                      13,349,681
   Contributions Receivable from Participants                                           817,524
   Loans Receivable                                                $ 1,356,492        1,356,492
   Accrued Dividends and Income                                              -          937,530
   Due from Broker                                                           -       14,041,460
   Fund Transfers                                                            -                -
                                                    -----------    -----------    -------------

        Total Receivables                                    -       1,356,492       30,502,687
                                                    -----------    -----------    -------------

        Total Assets                                         -       1,356,492      450,757,668
                                                    -----------    -----------    -------------

LIABILITIES
- -----------
   Accounts Payable and Accrued Expenses                                     -          128,253
                                                    -----------    -----------    -------------

        Net Assets Available for Plan Benefits      $        -     $ 1,356,492    $ 450,629,415
                                                    ===========    ===========    =============

                                                                    Schedule III

                               Aon SAVINGS PLAN
    CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                         YEAR ENDED DECEMBER 31, 1994



                                                                                                    Investment          RGH
                                                   Money Market       Balanced       Aon Stock       Contracts      Common Stock
ADDITIONS                                              Fund             Fund            Fund           Fund             Fund
- ---------                                        --------------   --------------  --------------  --------------   --------------
Investment Income:
     Interest and Income from Unallocated
        Guaranteed Insurance Contracts           $      324,553   $    3,681,162  $       68,220  $    9,529,170   $       65,051
     Interest on Loan Repayments                          4,097           13,938          19,518          20,217                -
     Aon Corporation Dividends                                -                -       5,975,609               -                -
     Other Dividends                                    513,346        1,544,193               -               -          264,383
                                                 --------------   --------------  --------------  --------------   --------------
                                                        841,996        5,239,293       6,063,347       9,549,387          329,434

Contributions:
     Aon Corporation                                    849,153                -       4,993,846       2,969,163                -
     ESOP Diversification                                 1,209           16,946          18,536          20,666                -
     Participants                                     2,664,420        8,913,228      13,431,374      11,039,069                -
                                                 --------------   --------------  --------------  --------------   --------------
                                                      3,514,782        8,930,174      18,443,756      14,028,898                -
                                                 --------------   --------------  --------------  --------------   --------------
                                                      4,356,778       14,169,467      24,507,103      23,578,285          329,434

DEDUCTIONS
- ----------
Benefits Paid to Participants                         1,926,041        7,731,742       9,731,736      13,120,251          593,972
Administrative Expenses                                  36,359          246,315         316,967         290,351           17,983
Investment Expenses                                      42,571           46,814          37,753         242,675           11,474
                                                 --------------   --------------  --------------  --------------   --------------
                                                      2,004,971        8,024,871      10,086,456      13,653,277          623,429
                                                 --------------   --------------  --------------  --------------   --------------
                                                      2,351,807        6,144,596      14,420,647       9,925,008         (293,995)

Net Realized and Unrealized Appreciation
     (Depreciation) in Fair Value of Investments        (96,974)      (3,507,018)     (1,386,014)            339       (2,248,945)
                                                 --------------   --------------  --------------  --------------   --------------
Net Increases (Decreases)                             2,254,833        2,637,578      13,034,633       9,925,347       (2,542,940)

Net Assets Available for Plan Benefits
     at Beginning of Year                            18,412,843      127,036,429     152,006,833     143,589,758        8,227,060
RGH Litigation Award                                    128,840                -          63,920          97,661         (403,153)
Fund Transfers                                       (1,278,293)     (22,204,815)     (4,028,365)     (4,453,770)      (1,221,246)
                                                 --------------   --------------  --------------  --------------   --------------
Net Assets Available for Plan Benefits
     at End of Year                              $   19,518,223   $  107,469,192  $  161,077,021  $  149,158,996   $    4,059,721
                                                 ==============   ==============  ==============  ==============   ==============



                                                    Government         Total          Common
                                                    Securities         Return       Stock Index         Loan
ADDITIONS                                              Fund             Fund           Fund           Account          Total
- ---------                                        --------------   --------------  --------------  --------------   --------------
Investment Income:
     Interest and Income from Unallocated
        Guaranteed Insurance Contracts           $        7,574   $       11,569  $       10,574                   $   13,697,873
     Interest on Loan Repayments                          4,896            3,856           6,842                           73,364
     Aon Corporation Dividends                                -                -               -                        5,975,609
     Other Dividends                                    159,777          754,895         238,767                        3,475,361
                                                 --------------   --------------  --------------  --------------   --------------
                                                        172,247          770,320         256,183                       23,222,207

Contributions:
     Aon Corporation                                  1,439,387        1,087,647       2,290,710                       13,629,906
     ESOP Diversification                                     -                -               -                           57,357
     Participants                                     1,452,121        1,627,744       2,514,400                       41,642,356
                                                 --------------   --------------  --------------  --------------   --------------
                                                      2,891,508        2,715,391       4,805,110                       55,329,619
                                                 --------------   --------------  --------------  --------------   --------------
                                                      3,063,755        3,485,711       5,061,293                       78,551,826

DEDUCTIONS
- ----------
Benefits Paid to Participants                            49,942          249,535         298,214  $       53,095       33,754,528
Administrative Expenses                                   9,228           14,547           3,968               -          935,718
Investment Expenses                                       1,666            1,934           1,833               -          386,720
                                                 --------------   --------------  --------------  --------------   --------------
                                                         60,836          266,016         304,015          53,095       35,076,966
                                                 --------------   --------------  --------------  --------------   --------------
                                                      3,002,919        3,219,695       4,757,278         (53,095)      43,474,860

Net Realized and Unrealized Appreciation
     (Depreciation) in Fair Value of Investments       (152,200)        (106,017)        161,039               -       (7,335,790)
                                                 --------------   --------------  --------------  --------------   --------------
Net Increases (Decreases)                             2,850,719        3,113,678       4,918,317         (53,095)      36,139,070

Net Assets Available for Plan Benefits
     at Beginning of Year                                     -                -               -       1,356,492      450,629,415
RGH Litigation Award                                     34,298           28,549          49,885               -                -
Fund Transfers                                        2,800,230       18,225,423      12,662,298        (501,462)               -
                                                 --------------   --------------  --------------  --------------   --------------
Net Assets Available for Plan Benefits
     at End of Year                              $    5,685,247   $   21,367,650  $   17,630,500  $      801,935   $  486,768,485
                                                 ==============   ==============  ==============  ==============   ==============

                                                                    Schedule III

                               Aon SAVINGS PLAN
    CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT PROGRAM
                         YEAR ENDED DECEMBER 31, 1993


                                                                                                    Guaranteed
                                                 Money Market        Balanced        Aon Stock       Contract
ADDITIONS                                          Fund A            Fund B           Fund C          Fund D
- ---------                                      --------------    --------------   --------------  --------------
Investment Income:
   Interest and Income from Unallocated
      Guaranteed Insurance Contracts           $      590,935    $    3,801,810   $       75,270  $   10,882,007
   Interest on Loan Repayments                          7,873            31,616           28,681          35,058
   Aon Corporation Dividends                                -                 -        5,052,783               -
   Other Dividends                                          -         1,246,029                -               -
                                               --------------    --------------   --------------  --------------
                                                      598,808         5,079,455        5,156,734      10,917,065

Contributions:
   Aon Corporation                                    967,307         3,898,283        5,184,303       3,299,788
   ESOP Diversification                                 2,065             9,103           14,899          11,867
   Participants                                     1,748,569         7,728,219       10,500,525       6,523,384
                                               --------------    --------------   --------------  --------------
                                                    2,717,941        11,635,605       15,699,727       9,835,039
                                               --------------    --------------   --------------  --------------
                                                    3,316,749        16,715,060       20,856,461      20,752,104

DEDUCTIONS
- ----------
Benefits Paid to Participants                       2,666,099         7,135,791       10,114,971      18,244,530
Administrative Expenses                                34,102           188,251          275,372         255,811
Investment Expenses                                    48,563            42,813           36,329         389,110
                                               --------------    --------------   --------------  --------------
                                                    2,748,764         7,366,855       10,426,672      18,889,451
                                               --------------    --------------   --------------  --------------
                                                      567,985         9,348,205       10,429,789       1,862,653

Net Realized and Unrealized Appreciation
   (Depreciation) in Fair Value of Investments              -         9,067,099      (16,423,437)          1,782
                                               --------------    --------------   --------------  --------------
Net Increases (Decreases)                             567,985        18,415,304       (5,993,648)      1,864,435

Net Assets Available for Plan Benefits
   at Beginning of Year                            15,843,895        85,760,334      138,034,639     114,543,228
Plan Mergers                                        4,122,920        18,744,638        9,836,227      32,764,908
Share Redemption/Conversion                            36,314            47,578           17,397          93,315
Fund Transfers                                     (2,158,271)        4,068,575       10,112,218      (5,676,128)
                                               --------------    --------------   --------------  --------------
Net Assets Available for Plan Benefits
   at End of Year                              $   18,412,843    $  127,036,429   $  152,006,833  $  143,589,758
                                               ==============    ==============   ==============  ==============


                                                      RGH              FBH
                                                  Common Stock   Preferred Stock       Loan
ADDITIONS                                           Fund E            Fund F          Account         Total
- ---------                                      --------------    --------------   --------------  --------------
Investment Income:
   Interest and Income from Unallocated
      Guaranteed Insurance Contracts           $       30,369    $           13                   $   15,380,404
   Interest on Loan Repayments                                                                           103,228
   Aon Corporation Dividends                                -                 -                        5,052,783
   Other Dividends                                    374,939                 -                        1,620,968
                                               --------------    --------------   --------------  --------------
                                                      405,308                13                       22,157,383

Contributions:
   Aon Corporation                                          -                 -                       13,349,681
   ESOP Diversification                                     -                 -                           37,934
   Participants                                             -                 -                       26,500,697
                                               --------------    --------------   --------------  --------------
                                                            -                 -                       39,888,312
                                               --------------    --------------   --------------  --------------
                                                      405,308                13                       62,045,695

DEDUCTIONS
- ----------
Benefits Paid to Participants                       1,404,476                 -   $      262,874      39,828,741
Administrative Expenses                                11,068                 -                -         764,604
Investment Expenses                                    10,881                 -                -         527,696
                                               --------------    --------------   --------------  --------------
                                                    1,426,425                 -          262,874      41,121,041
                                               --------------    --------------   --------------  --------------
                                                   (1,021,117)               13         (262,874)     20,924,654

Net Realized and Unrealized Appreciation
   (Depreciation) in Fair Value of Investments      2,188,066            41,779                -      (5,124,711)
                                               --------------    --------------   --------------  --------------
Net Increases (Decreases)                           1,166,949            41,792         (262,874)     15,799,943

Net Assets Available for Plan Benefits
   at Beginning of Year                                     -                 -                -     354,182,096
Plan Mergers                                       12,624,456           200,497        2,353,730      80,647,376
Share Redemption/Conversion                            47,685          (242,289)                               -
Fund Transfers                                     (5,612,030)                -         (734,364)              -
                                               --------------    --------------   --------------  --------------
Net Assets Available for Plan Benefits
   at End of Year                              $    8,227,060    $            -   $    1,356,492  $  450,629,415
                                               ==============    ==============   ==============  ==============

                                                                     Schedule IV

                               Aon SAVINGS PLAN
            TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
                      OF THE CURRENT VALUE OF PLAN ASSETS
                     For the Year Ended December 31, 1994


The following schedule represents the 5% reportable transactions for the year ended December 31, 1994 of the Aon Savings Plan. This summary is intended to satisfy the disclosure requirements set forth in Sections 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                                     Schedule IV

                               Aon SAVINGS PLAN
             SCHEDULE OF TRANSACTIONS OR SERIES OF TRANSACTIONS IN
               EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
                     For the Year Ended December 31, 1994

                                                                       Current Value
                                                    Cost of             of Asset at              Net
                                                     Asset            Transaction Date           Gain
                                               ------------------    ------------------    ------------------
Short-Term Investment Fund, Collective
  Trust Funds of The Northern Trust Company

  $65,099,221 increases on 161 days            $       65,099,221    $       65,099,221            -
  $90,756,470 decreases on 126 days                    90,756,470            90,756,470            -
  $62,687,244 increases on 345 days                    62,691,259            62,691,259            -
  $79,956,232 decreases on 176 days                    79,956,232            79,956,232            -
                                                                     ------------------    ------------------
                                                                     $      298,503,182            -
                                                                     ==================    ==================

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undesigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 15th day of June, 1995.

Aon SAVINGS PLAN

BY THE COMMITTEE


/s/ Virginia G. Schooley
- ----------------------------------
Virginia G. Schooley



/s/ E.J. Finneran                             /s/ Paul I. Rabin
- ----------------------------------            ----------------------------------
E.J. Finneran                                 Paul I. Rabin



/s/ Robert S. Hurwitz                         /s/ John A. Reschke
- ----------------------------------            ----------------------------------
Robert S. Hurwitz                             John A. Reschke